SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Goldrich Mining Company

(Name of Issuer)

Common Shares

(Title of Class of Securities)

381431105

(CUSIP Number)

Stella Fung, 8th Floor, Henley Building
5 Queen’s Road Central, Hong Kong

852 2514 6188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 381431105

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Regent Pacific Group Limited

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [  ]

       (b) [  ]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS*

WC

5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]

PURSUANT TO ITEMS 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF

7.

SOLE VOTING POWER  31,592,714

SHARES

BENEFICIALLY

8.

SHARED VOTING POWER  0

OWNED BY

EACH

9.

SOLE DISPOSITIVE POWER  31,592,714

REPORTING

PERSON WITH

10.

SHARED DISPOSITIVE POWER  0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,592,714 shares, consisting of:

          (a)     15,281,427 Common Shares;

          (b)     2,702,023 Class H Warrants;

          (c)     8,155,643 Class I Warrants; and

          (d)     5,453,621 Class J Warrants.

12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

28.86%*

*The warrants are not convertible into common shares if, after giving effect to such conversion, the holder would beneficially own common shares of the Issuer in excess of 9.99% of the issued and outstanding common shares of the Issuer, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended.  A waiver of such restriction was duly agreed between the Issuer and the Reporting Person in respect of the warrants issued to the Reporting Person.

  14.

TYPE OF REPORTING PERSON*

CO

Item 1.  Security and Issuer.

- ------   -------------------

Goldrich Mining Company (GRMC)

2607 Southeast Boulevard, Suite B211
Spokane, Washington  99223

Common shares

Item 2.  Identity and Background.

- ------   -----------------------

(a)

Name: Regent Pacific Group Limited

(b)

Registered office address: P.O. Box 309, Ugland House, Grand Cayman, KY1-1104,

Cayman Islands

Principal place of business in Hong Kong: 8th Floor, Henley Building,

5 Queen’s Road Central, Hong Kong

(c)

Present occupation: Corporation / diversified mining group focused on the Asian Pacific region

(d)

Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Reporting Person was convicted.

(e)

Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which the Reporting Person was a party and was or is subject to a judgment, decree or final order.

(f)

Citizenship: Cayman Islands

Item 3.   Source and Amount of Funds or Other Consideration.

- ------    ------------------------------------------------

(a)

Source of funds: From the working capital of the Reporting Person

(b)

Amount of funds: US$500,000 (excluding the cash commission received from the Issuer, which was used to subscribe for further shares)

(c)

Other consideration: Nil

Item 4.   Purpose of Transaction.

- ------    ----------------------

The purpose of the acquisition of the securities of the Issuer was for investment purposes only with no intent to control.  The Reporting Person has no plans or proposals which relate or would result in any event referred to in Item 4(a) to (j).

Item 5.  Interest in Securities of the Issuer.

- ------   ------------------------------------

(a)

Aggregate number and percentage of securities: The Reporting Person holds 31,592,714 units in the Issuer, consisting of: (i) 15,281,427 common shares; (ii) 2,702,023 Class H Warrants; (iii) 8,155,643 Class I Warrants; and (iv) 5,453,621 Class J Warrants.  The 15,281,427 common shares held by the Reporting Person represent approximately 16.41% of the Issuer’s existing issued share capital.  On the assumption that the Reporting Person elects to convert all of its 2,702,023 Class H Warrants, 8,155,643 Class I Warrants and 5,453,621 Class J Warrants, and no other warrants, options and other convertible securities of the Issuer are converted or exercised, the Reporting Person will then hold approximately 28.86% of the Issuer’s share capital on this partially diluted basis.  The Reporting Person previously filed a Schedule 13D on August 9, 2011, reporting its acquisition of the Issuer’s shares on July 29, 2011.

(b)

Voting power and dispositive power: The Reporting Person has sole voting power and sole dispositive power in respect of the entirety of the number of shares indicated in Item 5(a) above.

(c)

Transactions in the class of securities reported on: There were no transactions referred to in Item 5(c) during the past 60 days.

(d)

Dividends: There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

- ------   ------------------------------------

Under their terms, the warrants are not convertible into common shares of the Issuer if, after giving effect to such conversion, the holder would beneficially own common shares of the Issuer in excess of 9.99% of the issued and outstanding common shares of the Issuer, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended.  Pursuant to a side letter, effective May 27, 2011, between the Issuer and the Reporting Person, a waiver of such restriction was duly agreed in respect of the warrants issued to the Reporting Person.

Other than as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) referred to in Item 6 between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.

Materials to be Filed as Exhibits.

- ------   ------------------------------------

There are no agreements, contracts, arrangements, understandings, plans or proposals to be filed in relation to Item 3, 4 or 6.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed:

REGENT PACIFIC GROUP LIMITED

/s/ Fung Yuk-Bing

By:____________________________________________

Fung Yuk-Bing (Stella), Company Secretary